UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES ACT OF 1934

For the fiscal year ended June 30, 2009

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  0-19772

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HF FINANCIAL CORP. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HF FINANCIAL CORP.

225 South Main Avenue

Sioux Falls, South Dakota 57104

REQUIRED INFORMATION

Item 4	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

HF Financial Corp.

Retirement Savings Plan

Financial Report

06.30.2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees and Participants of

HF Financial Corp. Retirement Savings Plan

Sioux Falls, South Dakota

We have audited the accompanying statements of net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended June 30, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2009 and 2008, and the changes in its net assets available for benefits for the year ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

EIDE BAILLY LLP

Minneapolis, Minnesota
December 22, 2009

HF Financial Corp. Retirement Savings Plan

Statements of Net Assets Available for Benefits

June 30, 2009 and 2008

	2009	2008
Assets
Investments (Note 3):
Participant directed:
HF Financial Corp. common stock	$901,720	$1,072,453
Mutual funds	5,856,843	6,834,525
Money market mutual fund	398,054	363,918
Common Investment Fund	146,487	68,749
Participant loans	35,034	32,234
Total participant directed investments	7,338,138	8,371,879

Employer receivables (401(k) matching)	74,156	74,670
Total assets	7,412,294	8,446,549

Liabilities
Accounts payable	3,269	2,952
Net Assets Available for Benefits, at fair value	7,409,025	8,443,597

Adjustments from fair value to contract value for Fully benefit-responsive investment contracts	(588)	(341)
Net Assets Available for Benefits	$7,408,437	$8,443,256

See Notes to Financial Statements.

HF Financial Corp. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended June 30, 2009

Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments (Note 3)	$(1,997,924)
Dividends and interest	155,004
(1,842,920)
Contributions:
Employer	305,648
Participants	920,020
Rollover	68,929
1,294,597

Total additions (deductions)	(548,323)

Deductions from net assets attributed to:
Benefits paid to participants	457,727
Trustee and accounting fees	44,716

Total deductions	502,443

Net increase/(decrease) before transfers	(1,050,766)
Transfer in from HF Financial Corp. Employee Stock Ownership Plan for ESOP Diversification	15,947

Net increase/(decrease) after transfer	(1,034,819)

Net assets available for benefits:
Beginning of year	8,443,256

End of year	$7,408,437

See Notes to Financial Statements.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 1.            Plan Description and Amendments

The following description of the HF Financial Corp. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General and plan amendments: The Plan is a defined contribution plan established for the benefit of the employees of HF Financial Corp. (the Company). The Plan and the Trust of which it is a part are intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 1, 2007, the ESOP portion of the Retirement Savings Plan was spun-off and a new plan created, HF Financial Corp. Employee Stock Ownership Plan, a non-participant-directed Plan.  Effective July 1, 2007, a non-standardized prototype cash or deferred profit sharing plan sponsored by Home Federal Bank was adopted for the Retirement Savings Plan.

The Plan is administered by the Plan Administrative Committee comprised of up to five persons appointed by the Company’s Board of Directors. The Plan Trustee is Home Federal Bank, Investment Management and Trust Department.

Eligibility: Employees of the Company and its participating subsidiaries are generally eligible to participate in the Plan, provided they are expected to have at least 1,000 hours of service and are 21 years old. Employees hired on or after July 1, 2001 are eligible to participate in the 401(k) portion of the Plan on the first day of the month after they have completed 30 consecutive calendar days of employment and attained age 21.  Employees are eligible for other benefits of the Plan on the first day of the month after completing 1,000 hours of service and attaining age 21.

Contributions: Each year, participants may make salary deferral contributions in any percentage from 1% to 50% of pretax annual compensation, as defined in the Plan. For each calendar quarter, the Company makes a fixed matching contribution of 50% of participants’ deferrals up to 6% of the participants’ compensation. In addition, the Company may also make discretionary profit sharing and/or matching contributions to the Plan.

There were no discretionary contributions made to the plan for the year ended June 30, 2009.  Participants may roll over amounts representing distributions from other qualified defined benefit or contribution plans.

Contributions are subject to certain limitations.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 1.            Plan Description and Amendments (continued)

Participant accounts: Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions, Plan earnings, and charged with an allocation of administrative expenses. Plan earnings are allocated based on participant account balances, as defined.  Forfeited balances of terminated participants’ non-vested employer matching accounts are allocated among the accounts of all participants as a part of and on the same basis as their eligible compensation bears to the total compensation of all eligible participants.  The amount of non-vested employer matching balances allocated to eligible participants as of June 30, 2009 equaled $8,409.

Participants’ investment options: Participants must direct their salary deferral, Roth Elective contributions, and rollover contributions to selected investments as made available and determined by the Plan Administrator. Participants may change their investment options daily.

Vesting: Participants are immediately vested in their Savings Plan 401(k) contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of participants’ accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service in the employer matching contribution.

Payment of benefits: No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), or otherwise terminates employment with the Company. On termination of service due to death, disability or retirement, a participant may elect to receive benefits in either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments not to exceed the participant’s life expectancy.  If the participant does not make a distribution election for a mandatory distribution between $1,000 and $5,000, the amount will automatically roll over into an Individual Retirement Account in the name of the participant.  If the participant has a vested balance of less than $1,000, a check will be issued to them at the last known address.

Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest deemed reasonable by the Plan Administrator. Loan terms range from one to five years, or longer for the purchase of a principal residence. Principal and interest are paid no less than quarterly through payroll deductions.  Interest rates as of June 30, 2009 ranged from 4.25% - 9.25%.

Risks and Uncertainties:  The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 1. Plan Description and Amendments (continued)

Voting rights: Each participant owning HF Financial Corp common stock is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee votes such shares in the same proportion as the participants who voted their shares.

Note 2.            Significant Accounting Policies

Nature of business of Plan Sponsor: HF Financial Corp. and its subsidiaries, the sponsoring employer companies, offer banking, insurance and other financial services to customers in South Dakota and Minnesota.

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Common Investment Fund: As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Income recognition:

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividend income is accrued on the ex-dividend date.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 2. Significant Accounting Policies (continued)

Payment of benefits: Benefits are recorded when paid.

Administrative expenses: Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan for service provided. Administrative expenses incurred relative to the Plan are primarily paid by the Plan.  Legal fees incurred by the Plan for the year ended June 30, 2009 have been paid by the Plan.  All administrative expenses not paid by the Company are the responsibility of the Plan.

Fair Value Measurement: Effective July 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS 157 defines fair value and establishes a consistent framework for measuring fair value under GAAP and expands disclosure requirements for fair value measurements. Fair values represent the estimated price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:                                                      Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:                                                      Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;

•Quoted prices for identical or similar assets or liabilities in inactive markets;

•Inputs other than quoted prices that are observable for the asset or liability;

•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:                                                      Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at June 30, 2009.

HF Financial Corp. common stock: Valued at the closing price reported on NASDAQ under the symbol of “HFFC”.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 2. Significant Accounting Policies (continued)

Mutual Funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end as reported on NASDAQ.

Common Investment Fund: Valued based on the value of the underlying assets in the fund managed.  The net asset value of the Fund is determined daily by the trustee of the fund.

Participant loans: Valued at amortized cost, which approximates fair value.

Note 3.            Investments

The following presents the fair value of the investments that represent 5% or more of the Plan’s net assets as of June 30, 2009 and 2008.

	2009	2008
Participant directed:
Investments, at fair value as determined by quoted market price:
HF Financial Corp. common stock	$901,720	$1,072,453
Mutual funds:
Vanguard Wellington Fund	712,351	765,952
Fidelity Contrafund	1,313,180	1,791,616
Vanguard 500 Index Fund	838,625	906,552
Legg Mason Value Trust Institutional Class Fund	477,170	680,130
Dodge & Cox International Stock Fund	909,730	1,183,425
Vanguard Interm. Term US Treasury	576,107	500,986
Fidelity Low Priced Fund	437,093	492,107
Funds individually less than 5% of Plan net assets	739,074	582,165
Money market mutual fund:
Goldman Sachs Prime Obligation Fund	398,054	363,918
Other investments, at estimated fair value	35,034	32,234
	$7,338,138	$8,371,538

Participant directed investment in HF Financial Corp. common stock results from market purchase.

During the year ended June 30, 2009, the Plan’s investments (including investments bought, sold and held during the year) depreciated in fair value by $(1,997,924) as follows:

HF Financial Corp. common stock	$(314,809)
Mutual Funds	(1,683,115)
$(1,997,924)

The classifications of investment earnings reported above and on the statement of changes in net assets may differ from the classifications of earnings on Form 5500 due to different reporting requirements on Form 5500.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 3.            Investments (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of June 30, 2009:

	Quoted Prices	Significant Other	Significant
	In Active	Observable	Unobservable
	Markets	Inputs	Inputs	Total at
	(Level 1)	(Level 2)	(Level 3)	Fair Value

HF Financial Corp. common stock	$901,720	$—	$—	$901,720
Mutual funds	6,254,897	—	—	6,254,897
Common Investment fund	—	146,487	—	146,487
Participant loans	—	—	35,034	35,034

Total assets at fair value	$7,156,617	$146,487	$35,034	$7,338,138

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended June 30, 2009:

Level 3 Assets, Participant loans

For the year ended
June 30, 2009

Balance, beginning of year	$32,234

Realized gains/(losses)	—

Unrealized gains/ (losses) related to instruments still held at the reporting date	—

Purchases, sales, issuances and settlements (net)	2,800

Balance, end of year	$35,034

Note 4.            Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their entire account.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 5.            Tax Status

The Plan obtained its latest determination letter on May 27, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

Note 6.            Related Party Transactions

The Trustee of the Plan is Home Federal Bank, Investment Management and Trust Department (the Trustee), a related party to the Plan. During the year ended June 30, 2009, the Plan paid administrative fees to the Trustee of $19,402.  Dividends paid into the Plan received from HF Financial Corp. common stock were $31,733 in fiscal year 2009.  Refer to Note 3 for detailed information pertaining to HF Financial Corp. common stock.

Note 7.            Reconciliation to Form 5500

	2009	2008

Net assets available for plan benefits per the financial statements	$7,408,437	$8,443,256
Amounts allocated to withdrawing participants as of June 30, 2008	—	(8,573)
Amounts allocated to withdrawing participants as of June 30, 2009	(10,448)	—

Net assets available for plan benefits per Form 5500	$7,397,989	$8,434,683

Benefits payments to participants per the financial statements	$457,727
Amounts allocated to withdrawing participants at June 30, 2008	(8,573)
Amounts allocated to withdrawing participants at June 30, 2009	10,448

Benefit payments to participants per Form 5500	$459,602

Note 8.            Subsequent Event

The plan has evaluated subsequent events through December 22, 2009, the date which the financial statements were issued.

HF Financial Corp. Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets Held at End of Year

EIN:  46-0418532

PN:  002

June 30, 2009

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*HF Financial Corp.	HF Financial Corp. Common Stock	N/A	$901,720

Fidelity	Fidelity Low-Priced Fund, Mutual Fund	N/A	437,093
Fidelity	Fidelity Contrafund, Mutual Fund	N/A	1,313,180
Dodge & Cox	Dodge & Cox International Stock Fund	N/A	909,730
The Vanguard Group	Vanguard 500 Index Fund, Mutual Fund	N/A	838,625
The Vanguard Group	Vanguard Wellington, Mutual Fund	N/A	712,351
Legg Mason	Legg Mason Value Trust Institutional Class Fund, Mutual Fund	N/A	477,170
The Vanguard Group	Vanguard Interm Team U.S. Treasury, Mutual Fund	N/A	576,107
T. Rowe Price	T. Rowe Price Growth Stock Fund, Mutual Fund	N/A	264,333
Federated	Federated Capital Preservation Fund, Common Investment Fund (at contract value)	N/A	145,899
Fidelity	Fidelity Balanced Fund	N/A	328,254
Goldman Sachs	Goldman Sachs Prime Obligation Fund, Money Market Mutual Fund	N/A	398,054

Participant Loans	Participant Note Receivable, Interest Rate Varies, Maturity Date Varies	—	35,034

	Totals		$7,337,550

* Known to be a party-in-interest to the Plan.

N/A — Not applicable for participant directed accounts.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HF Financial Corp. Retirement Savings Plan

Date: December 23, 2009	By:	Home Federal Bank, trustee of the
HF Financial Corp. Retirement Savings Plan

		By:	/s/ Darrel L. Posegate
Darrel L. Posegate, President

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm